FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 6, 2020	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Vice-President, Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	2020 Investor Fact Book Update

2

Item 1.

 Forward CN 2020 INVESTOR FACT BOOK UPDATE Moving

CONTENTS

Overview

01 Creating Value for Our Shareholders
02 Our Strengths and Competitive Advantages
04 Financial and Operating Measures

Markets

06 Market Overview
08 Petroleum and Chemicals
09 Metals and Minerals
10 Forest Products
11 Coal
12 Grain and Fertilizers
13 Intermodal
14 Automotive

Financials

15 Quarterly Consolidated Statements of Income
16 Quarterly Consolidated Balance Sheets
17 Quarterly Consolidated Statements of Cash Flows
19 Quarterly Financial and Statistical Data
20 Non-GAAP Measures
25 Shareholder and Investor Information

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP).



3082
3082
3082
CN

FORWARD-LOOKING STATEMENTS:

As used herein, the terms "CN", the "Company", "we", "our", and "us" refer to Canadian National Railway Company, together with its wholly-owned subsidiaries.

Certain statements included in the CN 2019 Investor Fact Book constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of a pandemic outbreak of a contagious illness; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to Management's Discussion and Analysis in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators on SEDAR (www.sedar.com) as well as on the U.S. Securities and Exchange Commission's website (www.sec.gov) through EDGAR and available on CN's website (www.cn.ca/investors), for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

PICTURED ABOVE: One of CN's newest high-efficiency locomotives, Jasper, AB. Photo by CN employee Tim Stevens.

Creating Value
for Our Shareholders

2019 Highlights

TOTAL REVENUES

$14.9B

OPERATING RATIO

62.5%

ADJUSTED ROIC [1]

15.1%

FREE CASH FLOW [1]

$2.0B

DILUTED EARNINGS PER SHARE

$5.83

ADJUSTED DILUTED EARNINGS PER SHARE [1]

$5.80

1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

192%

CUMULATIVE TOTAL RETURN SINCE JANUARY 2013

CN's share price on the TSX (CNR) has increased at a compound annual growth rate (CAGR) of 16% since our initial public offering (IPO) in 1995.

CN'S STOCK PERFORMANCE (2013 – 2019) [1]

(Index: Closing price on January 31, 2013 = 100)



CNR (TSX)
CNI (NYSE)
S&P 500
TSX
2013
2014
2015
2016
2017
2018
2019

1) As at December 31, 2019

Source: Bloomberg

TOTAL SHAREHOLDER DISTRIBUTION

(in millions $)



Share repurchases
Dividends
2,124
724
1,400
2,323
818
1,505
2,746
996
1,750
3,159
1,159
2,000
3,239
1,239
2,000
3,333
1,333
2,000
3,244
1,544
1,700
2013
2014
2015
2016
2017
2018
2019

1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

~77%

OF ADJUSTED NET INCOME[1] RETURNED TO SHAREHOLDERS IN 2019

CN's strong financial position allowed us to distribute over $3.2 billion to our shareholders in 2019. We have increased our dividend every year since 1995 at an average CAGR of 16%. CN has returned over $23 billion to our shareholders since 2000 in the form of share repurchases.

CN | 2020 INVESTOR FACT BOOK UPDATE 01

Overview

Our Strengths and Competitive Advantages

A GREAT AND DIVERSIFIED FRANCHISE

CN is a leading North American transportation and logistics company, and our approximately 20,000-mile network spans Canada and Mid-America, connecting ports on three coasts.

KEY STATISTICS[1]

~20,000

ROUTE MILES

$3.9B

CAPITAL INVESTMENTS

25,975

EMPLOYEES (end of period)

15%

MORE FUEL EFFICIENT THAN THE INDUSTRY AVERAGE

What sets CN apart

Expansive North American network with unmatched reach

CN's network was not built overnight. Our solid franchise is the result of strategic capital spending to strengthen and evolve the network and our key acquisitions across Canada and in the U.S. to build our tracks and extend our geography, which includes CN's fluidity advantage in Chicago.

Pioneers of Scheduled Railroading with a supply chain focus

For more than 15 years, Scheduled Railroading has been the foundation of how CN operates, from our day-to-day operations to our procurement practices. With Scheduled Railroading as our base, we are looking at innovative ways to transform our whole business, from engineering to sales and marketing, to be a best-in-class supply chain enabler.

Proven track record of growth and financial stability

CN is committed to long-term value for our shareholders through strong financial performance and a best-in-class balance sheet. Our first use of cash is investing in the business to accommodate expected growth and to ensure the safety and fluidity of the network.

Experienced and diverse talent

CN is proud to have a pool of talent that draws on experience and knowledge not only from the rail industry, but also from other industries to build a more well-rounded management team. Our management team is composed of innovative, transformative and accountable leaders who are willing to take measured risks and build on our solid foundation.

Broad geographic exposure

2019 REVENUES BY GEOGRAPHIC FLOW
(% of freight revenues)


34% Transborder
33% Overseas
17% Canadian domestic
16% U.S. domestic

Balanced and diverse portfolio

2019 REVENUES BY COMMODITY GROUP
(% of total revenues)


CONSUMER PRODUCT SUPPLY CHAIN
25% Intermodal
6% Automotive
RAIL CENTRIC SUPPLY CHAIN
21% Petroleum and chemicals
16% Grain and fertilizers
12% Forest products
11% Metals and minerals
4% Coal
OTHER
5% Other revenues

1) As at or for the year ending December 31, 2019

02 CN | 2020 INVESTOR FACT BOOK UPDATE

Matane Vancouver Hearst Moncton Winnipeg Thunder Bay Auburn Green Toronto Sarnia Minneapolis/St. Paul Arcadia Buffalo CN main lines Secondary and feeder lines Shortline partners Detroit Sioux City Chicago Pittsburgh Omaha Decatur Markam Chicago Mobile Gulfport 20 38% improvement in locomotive emission 500 IT and Other 38% Equipment in capital investments 0 0 GTMs (billions) Tons CO2e/GTM Hay River Fort Nelson Prince Rupert Fort McMurray Prince George EdmontonSept-Îles Kamloops SaskatoonBaie-Comeau Calgary Regina QuebecHalifax Montreal Saint John Duluth Sault Ste. Marie Stevens Chippewa FallsPoint LEGEND BayWorcester Fond du LacNew London Conneaut Joliet Toledo East Peoria Ports served by CNSpringfield Indianapolis East St. Louis ILLINOISROUTE IN Memphis Munger Jackson Griffith Baton Rouge New Orleans Disciplined approach to capital investmentsDecoupling growth from carbon emissions CAPITAL INVESTMENTS1) LOCOMOTIVE CARBON EMISSION INTENSITY vs. GROSS TON MILES (GTMs) (in millions $)3,865(Tons CO2e/GTM vs. Traffic Billion GTM) Positive Train Control intensity over the past 25 years Capacity and Growth16400 12300 Infrastructure Maintenance8200 $20B4100 since 2013 2013 2014 2015 2016 2017 2018201994 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 1) Excludes finance leasesLocomotive Emission IntensityGross Ton Miles CN | 2020 INVESTOR FACT BOOK UPDATE 03 3,531 2,706 2,695 2,673 2,297 1,973 Waukegan Leithton FASTEST RAIL AND AROUND CHICAGO West Chicago Chicago South Chicago Gary Outer BeltMatteson (CN)Joliet Chicago Heights Goose LakeINDIANA

Overview

Financial and Operating Measures

Financial measures

	2015	2016	2017	2018	2019
KEY FINANCIAL PERFORMANCE INDICATORS					
Total revenues ($ millions)	12,611	12,037	13,041	14,321	**14,917**
Freight revenues ($ millions)	11,905	11,326	12,293	13,548	**14,198**
Operating income ($ millions)	5,155	5,032	5,243	5,493	**5,593**
Adjusted operating income ($ millions) [1]	5,155	5,032	5,243	5,520	**5,708**
Net income ($ millions)	3,538	3,640	5,484	4,328	**4,216**
Adjusted net income ($ millions) [1]	3,580	3,581	3,778	4,056	**4,189**
Diluted earnings per share ($)	4.39	4.67	7.24	5.87	**5.83**
Adjusted diluted earnings per share ($) [1]	4.44	4.59	4.99	5.50	**5.80**
Free cash flow ($ millions) [1]	2,373	2,520	2,778	2,514	**1,992**
Gross property additions ($ millions)	2,706	2,752	2,703	3,531	**4,079**
Share repurchases ($ millions)	1,750	2,000	2,000	2,000	**1,700**
Dividends per share ($)	1.25	1.50	1.65	1.82	**2.15**
FINANCIAL POSITION					
Total assets ($ millions)	36,402	37,057	37,629	41,214	**43,784**
Total liabilities ($ millions)	21,452	22,216	20,973	23,573	**25,743**
Shareholders' equity ($ millions)	14,950	14,841	16,656	17,641	**18,041**
FINANCIAL RATIOS					
Operating ratio (%)	59.1	58.2	59.8	61.6	**62.5**
Adjusted operating ratio (%) [1]	59.1	58.2	59.8	61.5	**61.7**
Adjusted debt-to-adjusted EBITDA multiple (times) [1]	1.77	1.85	1.75	1.94	**2.02**
Return on invested capital (ROIC) (%) [1]	16.8	16.0	22.4	16.7	**15.3**
Adjusted ROIC (%) [1]	17.0	15.8	15.9	15.7	**15.1**

2019 VS. 2015 CAGR


+4%
TOTAL REVENUES
($ millions)
12,611
12,037
13,041
14,321
14,917
2015 2016 2017 2018 2019
+2%
OPERATING INCOME
($ millions)
5,155
5,032
5,243
5,493
5,593
2015 2016 2017 2018 2019
+7%
DILUTED EARNINGS PER SHARE
($)
Adjusted Diluted Earnings Per Share[1]
4.39
4.67
7.24
5.87
5.83
2015 2016 2017 2018 2019
+340bps*
OPERATING RATIO
(%)
59.1
58.2
59.8
61.6
62.5
2015 2016 2017 2018 2019
* Variance between 2019 and 2015

1) See section entitled Non-GAAP Measures for an explanation of these non-GAAP measures.

04 CN | 2020 INVESTOR FACT BOOK UPDATE

Operating measures[2]

	2015	2016	2017	2018	2019
STATISTICAL OPERATING DATA					
Gross ton miles (GTMs) (billions)	442.1	423.4	469.2	490.4	**482.9**
Revenue ton miles (RTMs) (billions)	224.7	214.3	237.1	248.4	**242.0**
Carloads (thousands)	5,485	5,205	5,737	5,976	**5,912**
Route miles (includes Canada and the U.S.)	19,600	19,600	19,500	19,500	**19,500**
Employees (end of period)	23,066	22,249	23,945	25,720	**25,975**
Employees (average for the period)	24,406	22,322	23,074	25,423	**26,733**
KEY OPERATING MEASURES					
Freight revenue per RTM (cents)	5.30	5.28	5.18	5.45	**5.87**
Freight revenue per carload ($)	2,170	2,176	2,143	2,267	**2,402**
GTMs per average number of employees (thousands)	18,114	18,969	20,335	19,290	**18,063**
Operating expenses per GTM (cents)	1.69	1.65	1.66	1.80	**1.93**
Labor and fringe benefits expense per GTM (cents)	0.57	0.57	0.54	0.58	**0.61**
Diesel fuel consumed (US gallons in millions)	425.0	398.9	441.4	462.7	**451.4**
Average fuel price ($/US gallon)	2.68	2.34	2.74	3.32	**3.17**
GTMs per US gallon of fuel consumed	1,040	1,061	1,063	1,060	**1,070**
OPERATING METRICS					
Car velocity (car miles per day)	224	236	211	188	**198**
Yard productivity (cars per yard switching hour)	48	51	51	49	**47**
Locomotive utilization (trailing GTMs per total horsepower)	219	230	225	208	**198**
Train productivity (GTMs per train mile)	8,739	9,314	9,424	9,163	**9,125**
Through dwell (hours)	7.3	6.9	7.7	8.3	**7.9**
Through network train speed (miles per hour)	21.5	22.5	20.3	18.0	**18.5**
CN ROLLING STOCK					
Diesel locomotives (end of period)	2,180	2,268	2,285	2,412	**2,398**
Freight cars (end of period)	63,913	63,442	65,019	66,978	**64,607**

2) Statistical operating data, key operating measures and rolling stock information are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

2019 VS. 2015 CAGR

+2%

GROSS TON MILES (GTMs)
(billions)


442.1
423.4
469.2
490.4
482.9
2015
2016
2017
2018
2019

+1%

TRAIN PRODUCTIVITY
(GTMs per train mile)


8,739
9,314
9,424
9,163
9,125
2015
2016
2017
2018
2019

-1%

YARD PRODUCTIVITY
(cars per yard switching hour)


48
51
51
49
47
2015
2016
2017
2018
2019

-3%

CAR VELOCITY
(car miles per day)


224
236
211
188
198
2015
2016
2017
2018
2019

CN | 2020 INVESTOR FACT BOOK UPDATE 05

Markets

Market Overview

REACHING FARTHER WITH OUR CUSTOMERS

CN aims to deliver valuable transportation services for our customers and to work with all our supply chain partners as ONE TEAM with ONE GOAL. Our freight revenues are derived from seven commodity groups representing a balanced and diversified portfolio of goods, enabling CN to better weather economic fluctuations and enhance our potential for growth opportunities.

Our business model is anchored on the continuous pursuit of operational and service excellence. We focus on continuous improvement and a supply chain mindset that allows us to collaborate with our customers.

Considering changing economic conditions and shifting market cycles, CN nurtures the close relationships of our business units with our customers to better anticipate future demands and help them win in new end markets.

Well-diversified portfolio supported by solid base of customers and partners


2019 REVENUES BY COMMODITY GROUP
(% of total revenues)
5%
OTHER REVENUES
4%
COAL
11%
METALS AND MINERALS
12%
FOREST PRODUCTS
16%
GRAIN AND FERTILIZERS
25%
INTERMODAL
6%
AUTOMOTIVE
21%
PETROLEUM AND CHEMICALS
$15B
TOTAL REVENUES
Rail Centric Supply Chain
Consumer Product Supply Chain
Other

$250B
WORTH OF TRADE EACH YEAR

300M tons
ANNUAL CARGO CARRIED

9 ports
SERVED ACROSS NORTH AMERICA

65%
OF TRAFFIC ORIGINATING AND TERMINATING ON CN'S NETWORK

06 CN | 2020 INVESTOR FACT BOOK UPDATE

Performance Summary

	Revenues $ millions						Carloads thousands					
	2015	2016	2017	2018	2019	% Change[1]	2015	2016	2017	2018	2019	% Change[1]
Petroleum and Chemicals	2,442	2,174	2,208	2,660	**3,052**	**15%**	640	599	614	653	**688**	**5%**
Metals and Minerals	1,437	1,218	1,523	1,689	**1,643**	**(3%)**	886	807	995	1,030	**1,008**	**(2%)**
Forest Products	1,728	1,797	1,788	1,886	**1,808**	**(4%)**	441	440	424	418	**375**	**(10%)**
Coal	612	434	535	661	**658**	**–%**	438	333	303	346	**335**	**(3%)**
Grain and Fertilizers	2,071	2,098	2,214	2,357	**2,392**	**1%**	607	602	619	632	**619**	**(2%)**
Intermodal	2,896	2,846	3,200	3,465	**3,787**	**9%**	2,232	2,163	2,514	2,634	**2,618**	**(1%)**
Automotive	719	759	825	830	**858**	**3%**	241	261	268	263	**269**	**2%**
Total freight	11,905	11,326	12,293	13,548	**14,198**	**5%**	5,485	5,205	5,737	5,976	**5,912**	**(1%)**
Other	706	711	748	773	**719**	**(7%)**						
Total	12,611	12,037	13,041	14,321	**14,917**	**4%**						

	RTMs millions						Average length of haul miles					
	2015	2016	2017	2018	2019	% Change[1]	2015	2016	2017	2018	2019	% Change[1]
Petroleum and Chemicals	51,103	43,395	44,375	50,722	**53,989**	**6%**	897	821	819	874	**885**	**1%**
Metals and Minerals	21,828	20,233	27,938	27,993	**25,449**	**(9%)**	307	313	339	336	**315**	**(6%)**
Forest Products	30,097	31,401	30,510	29,918	**27,187**	**(9%)**	810	836	840	839	**841**	**–%**
Coal	15,956	11,032	14,539	17,927	**17,653**	**(2%)**	317	292	435	464	**470**	**1%**
Grain and Fertilizers	50,001	51,485	56,123	57,819	**55,597**	**(4%)**	831	865	905	905	**887**	**(2%)**
Intermodal	52,144	53,056	59,356	60,120	**58,344**	**(3%)**	1,822	1,841	1,848	1,826	**1,816**	**(1%)**
Automotive	3,581	3,725	4,257	3,884	**3,735**	**(4%)**	766	730	802	762	**741**	**(3%)**
	224,710	214,327	237,098	248,383	**241,954**	**(3%)**	727	749	775	782	**777**	**(1%)**

1) % change from 2018 to 2019.

Industry leading in volume growth

CN VOLUME PERFORMANCE RELATIVE TO INDUSTRY PEERS (RTMs)
(Index 2013 = 100)


130
120
110
100
90
80
CN
KSU
CP
NSC
CSX
UNP
2013
2014
2015
2016
2017
2018
2019

+2.4%

CAGR IN RTMs BETWEEN 2013 AND 2019

CN's objective is to grow our business faster than the overall North American economy. CN has demonstrated a strong track record of growth, outpacing our railroad industry peers.

CN | 2020 INVESTOR FACT BOOK UPDATE 07

Markets

Petroleum and Chemicals

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)


38% Refined Petroleum Products
36% Chemicals and Plastics
22% Crude and Condensate
4% Sulfur

$3,052M

2019 REVENUES

KEY FACTS

- CN is the only rail carrier servicing three petrochemical centers in North America
- CN handles over 50% of all Canadian chemicals production
- Petroleum and chemicals shipments move in customer-supplied private cars
- Prince Rupert propane exports expanding CN's scope to international markets

COMMODITIES

PETROLEUM PRODUCTS

- Propane, butane, crude oil, gasoline, diesel, fuel oil, lubricants, asphalt, condensate

CHEMICALS AND PLASTICS

- Polyethylene, caustic soda, sulfuric acid, pulp mill chemicals

SULFUR

- Molten and dry sulfur

MARKET DRIVERS

- North American industrial production
- North American crude oil and gas production
- Chemicals and plastics feedstock prices
- Investment by supply chain partners

Metrics

REVENUES
($ millions)


2,442
2,174
2,208
2,660
3,052
2015
2016
2017
2018
2019

CARLOADS
(thousands)


640
599
614
653
688
2015
2016
2017
2018
2019

RTMs
(millions)


51,103
43,395
44,375
50,722
53,989
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)


897
821
819
874
885
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+5.7%	+1.8%	+1.4%	-0.3%

08 CN | 2020 INVESTOR FACT BOOK UPDATE

Metals and Minerals

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)



30% Metals
27% Minerals
26% Energy Materials
17% Iron Ore

$1,643M

2019 REVENUES

KEY FACTS

- CN serves 10 aluminum smelters, more than any other railroad in North America
- CN is the top mover of aluminum, iron ore and base metal ore in North America
- CN directly serves all the top shale plays in Canada and in the Western Canada Sedimentary Basin

COMMODITIES

METALS AND MINERALS

- Steel, non-ferrous ores and base metals, construction materials, machinery, railway equipment and large loads

ENERGY MATERIALS

- Frac sand and pipe

IRON ORE

MARKET DRIVERS

- Manufacturing production (e.g., automobiles, railcars, heavy equipment, aerospace)
- Non-residential construction activity
- Government spending on infrastructure projects
- World demand for ores and metals
- Oil and gas production

Metrics

REVENUES
($ millions)



1,437
1,218
1,523
1,689
1,643
2015
2016
2017
2018
2019

CARLOADS
(thousands)



886
807
995
1,030
1,008
2015
2016
2017
2018
2019

RTMs
(millions)



21,828
20,233
27,938
27,993
25,449
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)



307
313
339
336
315
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+3.4%	+3.3%	+3.9%	+0.6%

CN | 2020 INVESTOR FACT BOOK UPDATE 09

Markets

Forest Products

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)



- 52% Lumber and Panels
- 48% Pulp and Paper

$1,808M

2019 REVENUES

KEY FACTS

- Largest rail carrier of forest products in North America
- Nearly 10% of total CN revenue tied to the housing market
- Upgraded and right sized fleet of over 20,000 premium cars

COMMODITIES

LUMBER & PANELS
- Lumber, oriented strand board panels, plywood, siding, engineered wood products, timber mats

PULP & PAPER
- Woodpulp, newsprint, printing paper, logs, wood chips, wood pellets, clay

MARKET DRIVERS

LUMBER & PANELS
- Residential construction, repair and remodeling activity, industrial activity

PULP & PAPER
- Global consumption of pulp, paper, tissue and packaging

Metrics

REVENUES
($ millions)


1,728
1,797
1,788
1,886
1,808
2015
2016
2017
2018
2019

CARLOADS
(thousands)


441
440
424
418
375
2015
2016
2017
2018
2019

RTMs
(millions)


30,097
31,401
30,510
29,918
27,187
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)


810
836
840
839
841
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+1.1%	-4.0%	-2.5%	+0.9%

10 CN | 2020 INVESTOR FACT BOOK UPDATE

Coal

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)



- 40% Canadian Coal – Export
- 22% Petroleum Coke
- 19% U.S. Coal – Export
- 19% U.S. Coal – Domestic

$658M

2019 REVENUES

KEY FACTS

- Canadian coal consists of both thermal and metallurgical coal
- U.S. coal is 100% thermal coal
- CN moves an average of 38 million tons of coal every year
- Overall, coal represents 4% of CN revenues

COMMODITIES

- Thermal grades of bituminous coal and metallurgical coal
- Petroleum coke

MARKET DRIVERS

- Price of natural gas
- Weather
- Environmental regulations
- Global supply/demand conditions
- Steel production
- Power consumption

Metrics

REVENUES
($ millions)


612
434
535
661
658
2015
2016
2017
2018
2019

CARLOADS
(thousands)


438
333
303
346
335
2015
2016
2017
2018
2019

RTMs
(millions)


15,956
11,032
14,539
17,927
17,653
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)


317
292
435
464
470
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+1.8%	-6.5%	+2.6%	+10.4%

CN | 2020 INVESTOR FACT BOOK UPDATE 11

Markets

Grain and Fertilizers

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)


42% Canadian Grain – Regulated
13% Canadian Grain – Commercial
19% U.S. Grain – Domestic
6% U.S. Grain – Exports
10% Fertilizers – Potash
10% Fertilizers – Other

$2,392M

2019 REVENUES

KEY FACTS

- Regulated Canadian grain accounts for roughly 7% of CN's total revenue
- CN's U.S. grain origination franchise is concentrated in Illinois, Iowa, Wisconsin and Michigan
- CN competes directly with barges on the Mississippi River in the U.S.

COMMODITIES

GRAIN

- Wheat, oats, barley, peas, corn, ethanol, dried distillers grain, canola seed and canola products, soybeans and soybean products

FERTILIZER

- Potash, ammonia nitrate, urea, phosphate fertilizers, anhydrous ammonia, ammonium sulphate, liquid fertilizers

MARKET DRIVERS

GRAIN

- Weather conditions, seeded and harvested acreage, mix of grain crops and crop yield, size and quality of individual crops, international market conditions

FERTILIZER

- Input prices, demand, government policies, international competitive issues

Metrics

REVENUES
($ millions)


2,071
2,098
2,214
2,357
2,392
2015
2016
2017
2018
2019

CARLOADS
(thousands)


607
602
619
632
619
2015
2016
2017
2018
2019

RTMs
(millions)


50,001
51,485
56,123
57,819
55,597
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)


831
865
905
905
887
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+3.7%	+0.5%	+2.7%	+1.6%

12 CN | 2020 INVESTOR FACT BOOK UPDATE

Intermodal

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)


68% International
32% Domestic

$3,787M

2019 REVENUES

KEY FACTS

- Supply chain collaboration agreements with key ports
- CargoCool® has one of Canada's largest reefer fleets
- CNTL is one of Canada's largest trucking companies
- Full membership in Equipment Management Pool (EMP)
- Dedicated customer service desk

COMMODITIES

INTERNATIONAL
- Import and export containerized traffic

DOMESTIC
- Consumer products for large retailers
- Raw materials, manufactured goods and consumer products for wholesale trucking and logistics clients

MARKET DRIVERS

- North American economy and consumer spending
- Global trade patterns
- North American industrial production

Metrics

REVENUES
($ millions)


2,896
2,846
3,200
3,465
3,787
2015
2016
2017
2018
2019

CARLOADS
(thousands)


2,232
2,163
2,514
2,634
2,618
2015
2016
2017
2018
2019

RTMs
(millions)


52,144
53,056
59,356
60,120
58,344
2015
2016
2017
2018
2019

AVERAGE LENGTH OF HAUL
(miles)


1,822
1,841
1,848
1,826
1,816
2015
2016
2017
2018
2019

2019 vs. 2015 CAGR

Revenues	Carloads	RTMs	Average length of haul
+6.9%	+4.1%	+2.8%	-0.1%

CN | 2020 INVESTOR FACT BOOK UPDATE 13

Markets

Automotive

Business unit overview and market drivers

2019 COMMODITY BREAKDOWN
(% of revenues)



- 93% Finished Vehicles
- 7% Auto Parts

$858M

2019 REVENUES

KEY FACTS

- 2.3 million finished vehicles handled annually
- 18 automotive compound facilities
- Originating 16 North American vehicle assembly plants and ports
- 5,900 multi-level railcars in CN's fleet

COMMODITIES

- Finished vehicles
- Auto parts

MARKET DRIVERS

- Automotive production and sales in North America
- Global and North American automotive sales
- Consumer confidence and disposable income
- Average age of vehicles in North America
- Price of fuel

Metrics

	2015	2016	2017	2018	2019	2019 vs. 2015 CAGR
REVENUES ($ millions)	719	759	825	830	858	+4.5%
CARLOADS (thousands)	241	261	268	263	269	+2.8%
RTMs (millions)	3,581	3,725	4,257	3,884	3,735	+1.1%
AVERAGE LENGTH OF HAUL (miles)	766	730	802	762	741	-0.8%

14 CN | 2020 INVESTOR FACT BOOK UPDATE

Quarterly Consolidated Statements of Income

Unaudited

($ millions, unless otherwise indicated)

	2018					2019				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES	3,194	3,631	3,688	3,808	14,321	3,544	3,959	3,830	3,584	14,917
OPERATING EXPENSES										
Labor and fringe benefits	714	648	707	791	**2,860**	798	681	694	749	**2,922**
Purchased services and material	481	478	485	527	**1,971**	558	571	552	586	**2,267**
Fuel	393	436	437	466	**1,732**	398	442	391	406	**1,637**
Depreciation and amortization	323	330	330	346	**1,329**	440	363	372	387	**1,562**
Equipment rents	113	112	127	115	**467**	114	104	114	112	**444**
Casualty and other	140	108	110	111	**469**	156	116	94	126	**492**
Total operating expenses	**2,164**	**2,112**	**2,196**	**2,356**	**8,828**	**2,464**	**2,277**	**2,217**	**2,366**	**9,324**
Operating income	**1,030**	**1,519**	**1,492**	**1,452**	**5,493**	**1,080**	**1,682**	**1,613**	**1,218**	**5,593**
Interest expense	(122)	(124)	(121)	(122)	**(489)**	(131)	(136)	(135)	(136)	**(538)**
Other components of net periodic benefit income	77	76	76	73	**302**	80	83	81	77	**321**
Other income	6	229	48	93	**376**	2	23	26	2	**53**
Income before income taxes	**991**	**1,700**	**1,495**	**1,496**	**5,682**	**1,031**	**1,652**	**1,585**	**1,161**	**5,429**
Income tax recovery (expense)	(250)	(390)	(361)	(353)	**(1,354)**	(245)	(290)	(390)	(288)	**(1,213)**
Net income	**741**	**1,310**	**1,134**	**1,143**	**4,328**	**786**	**1,362**	**1,195**	**873**	**4,216**
Operating ratio	67.8%	58.2%	59.5%	61.9%	**61.6%**	69.5%	57.5%	57.9%	66.0%	**62.5%**
EARNINGS PER SHARE ($)										
Basic	1.00	1.78	1.55	1.57	**5.89**	1.08	1.89	1.66	1.22	**5.85**
Diluted	1.00	1.77	1.54	1.56	**5.87**	1.08	1.88	1.66	1.22	**5.83**
WEIGHTED AVERAGE NUMBER OF SHARES (millions)										
Basic	741.2	736.0	732.7	728.4	**734.5**	725.2	721.8	718.2	715.2	**720.1**
Diluted	744.2	739.1	736.2	731.3	**737.7**	727.7	724.5	720.9	717.4	**722.6**
Dividends declared per share ($)	0.4550	0.4550	0.4550	0.4550	**1.8200**	0.5375	0.5375	0.5375	0.5375	**2.1500**

CN | 2020 INVESTOR FACT BOOK UPDATE 15

Financials

Quarterly Consolidated Balance Sheets

Unaudited

($ millions)

				2018				2019
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
ASSETS								
Current assets								
Cash and cash equivalents	242	394	317	266	339	128	258	64
Restricted cash and cash equivalents	483	485	492	493	480	484	524	524
Accounts receivable	1,039	1,078	1,127	1,169	1,249	1,275	1,242	1,213
Material and supplies	521	558	563	557	656	652	608	611
Other current assets	396	327	262	243	304	325	428	418
Total current assets	**2,681**	**2,842**	**2,761**	**2,728**	**3,028**	**2,864**	**3,060**	**2,830**
Properties	34,695	35,479	35,880	37,773	38,044	38,534	39,349	39,669
Operating lease right-of-use assets[1]	–	–	–	–	583	562	554	520
Pension asset	1,112	1,216	1,304	446	601	694	784	336
Intangible and other assets	270	268	264	267	353	348	349	429
Total assets	**38,758**	**39,805**	**40,209**	**41,214**	**42,609**	**43,002**	**44,096**	**43,784**
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current liabilities								
Accounts payable and other	1,807	1,972	1,996	2,316	2,275	2,285	2,127	2,357
Current portion of long-term debt	2,555	2,458	1,823	1,184	1,741	1,842	2,181	1,930
Total current liabilities	**4,362**	**4,430**	**3,819**	**3,500**	**4,016**	**4,127**	**4,308**	**4,287**
Deferred income taxes	7,152	7,320	7,457	7,480	7,569	7,619	7,941	7,844
Other liabilities and deferred credits	598	566	556	501	678	657	657	634
Pension and other postretirement benefits	701	704	700	707	701	698	699	733
Long-term debt	9,357	9,416	10,071	11,385	11,692	11,512	11,587	11,866
Operating lease liabilities[1]	–	–	–	–	425	407	404	379
SHAREHOLDERS' EQUITY								
Common shares	3,589	3,629	3,624	3,634	3,653	3,661	3,655	3,650
Common shares in Share Trusts	(137)	(137)	(137)	(175)	(139)	(149)	(156)	(163)
Additional paid-in capital	406	393	401	408	382	390	393	403
Accumulated other comprehensive loss	(2,615)	(2,467)	(2,534)	(2,849)	(2,950)	(3,047)	(2,947)	(3,483)
Retained earnings	15,345	15,951	16,252	16,623	16,582	17,127	17,555	17,634
Total shareholders' equity	16,588	17,369	17,606	17,641	17,528	17,982	18,500	18,041
Total liabilities and shareholders' equity	**38,758**	**39,805**	**40,209**	**41,214**	**42,609**	**43,002**	**44,096**	**43,784**

1) The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information. The Company now includes Operating lease right-of-use assets and Operating lease liabilities on the Consolidated Balance Sheet. See Note 2 – Recent Accounting Pronouncements in the Company's 2019 Annual Consolidated Financial Statements available on CN's website, www.cn.ca/investors, for additional information.

16 CN | 2020 INVESTOR FACT BOOK UPDATE

Quarterly Consolidated
Statements of Cash Flows

Unaudited

($ millions)

					2018					2019
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
OPERATING ACTIVITIES										
Net income	741	1,310	1,134	1,143	**4,328**	786	1,362	1,195	873	**4,216**
Adjustments to reconcile net income to net cash provided by operating activities:										
Depreciation and amortization	323	330	330	346	**1,329**	440	363	372	387	**1,562**
Deferred income taxes	115	114	172	126	**527**	100	95	284	90	**569**
Pension income and funding[1]	(68)	(52)	(36)	(53)	**(209)**	(115)	(53)	(50)	(70)	**(288)**
Gain on disposal of property	–	(223)	(36)	(79)	**(338)**	–	–	–	–	**–**
Changes in operating assets and liabilities:										
Accounts receivable	(34)	(26)	(57)	26	**(91)**	(28)	(41)	42	20	**(7)**
Material and supplies	(96)	(33)	(4)	13	**(120)**	(110)	20	39	(9)	**(60)**
Accounts payable and other	(201)	216	(30)	394	**379**	(387)	(67)	(210)	166	**(498)**
Other current assets	(25)	18	58	(37)	**14**	6	(7)	(19)	25	**5**
Other operating activities, net[1]	–	28	33	38	**99**	305	44	39	36	**424**
Net cash provided by operating activities	**755**	**1,682**	**1,564**	**1,917**	**5,918**	**997**	**1,716**	**1,692**	**1,518**	**5,923**
INVESTING ACTIVITIES										
Property additions	(425)	(840)	(1,002)	(1,264)	**(3,531)**	(703)	(1,183)	(961)	(1,018)	**(3,865)**
Acquisitions, net of cash acquired	–	–	–	–	**–**	(167)	–	–	(92)	**(259)**
Disposal of property	–	154	40	–	**194**	–	–	–	–	**–**
Other investing activities, net	(8)	(22)	(17)	(20)	**(67)**	(8)	(20)	(31)	(7)	**(66)**
Net cash used in investing activities	**(433)**	**(708)**	**(979)**	**(1,284)**	**(3,404)**	**(878)**	**(1,203)**	**(992)**	**(1,117)**	**(4,190)**

1) In the first quarter of 2019, the Company began presenting Pension income and funding as a separate line on the Consolidated Statements of Cash Flows. Previously, Pension income and funding was included in Other operating activities, net. Comparative figures have been adjusted to conform to the current presentation.

CN | 2020 INVESTOR FACT BOOK UPDATE 17

Financials

Quarterly Consolidated Statements of Cash Flows (cont.)

Unaudited

($ millions)

	Q1	Q2	Q3	Q4	2018 Year	Q1	Q2	Q3	Q4	2019 Year
FINANCING ACTIVITIES										
Issuance of debt	1,286	–	1,137	845	**3,268**	790	–	150	713	**1,653**
Repayment of debt	(431)	(600)	(991)	(371)	**(2,393)**	(5)	(35)	(58)	(304)	**(402)**
Change in commercial paper, net	(25)	451	21	(348)	**99**	(14)	135	202	(182)	**141**
Settlement of foreign exchange forward contracts on debt	(12)	19	31	15	**53**	8	7	(8)	(5)	**2**
Issuance of common shares for stock options exercised	8	51	17	27	**103**	32	24	9	12	**77**
Withholding taxes remitted on the net settlement of equity settled awards	(34)	(12)	(3)	(2)	**(51)**	(52)	(4)	(4)	(1)	**(61)**
Repurchase of common shares	(615)	(385)	(521)	(479)	**(2,000)**	(419)	(445)	(399)	(437)	**(1,700)**
Purchase of common shares for settlement of equity settled awards	–	(12)	(3)	(1)	**(16)**	(1)	(5)	(4)	(1)	**(11)**
Purchase of common shares by Share Trusts	–	–	–	(38)	**(38)**	(9)	(10)	(7)	(7)	**(33)**
Dividends paid	(336)	(334)	(332)	(331)	**(1,333)**	(389)	(387)	(385)	(383)	**(1,544)**
Acquisitions, additional cash consideration	–	–	–	–	–	–	–	(25)	–	**(25)**
Net cash used in financing activities	**(159)**	**(822)**	**(644)**	**(683)**	(2,308)	**(59)**	**(720)**	**(529)**	**(595)**	**(1,903)**
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	9	2	(11)	–	–	–	–	(1)	–	(1)
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	**172**	**154**	**(70)**	**(50)**	206	**60**	**(207)**	**170**	**(194)**	**(171)**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	553	725	879	809	**553**	759	819	612	782	**759**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**725**	**879**	**809**	**759**	759	**819**	**612**	**782**	**588**	**588**
Cash and cash equivalents, end of period	242	394	317	266	**266**	339	128	258	64	**64**
Restricted cash and cash equivalents, end of period	483	485	492	493	**493**	480	484	524	524	**524**
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	**725**	**879**	**809**	**759**	759	**819**	**612**	**782**	**588**	**588**
SUPPLEMENTAL CASH FLOW INFORMATION										
Interest paid	(140)	(95)	(164)	(89)	**(488)**	(151)	(91)	(191)	(88)	**(521)**
Income taxes paid	(275)	(179)	(215)	(107)	**(776)**	(242)	(249)	(153)	(178)	**(822)**

18 CN | 2020 INVESTOR FACT BOOK UPDATE

Quarterly Financial and Statistical Data

Unaudited

	2018					2019				
	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year
REVENUES ($ millions)										
Petroleum and chemicals	564	616	665	815	**2,660**	735	775	788	754	**3,052**
Metals and minerals	388	447	457	397	**1,689**	421	440	425	357	**1,643**
Forest products	422	490	508	466	**1,886**	456	487	450	415	**1,808**
Coal	142	175	169	175	**661**	163	177	168	150	**658**
Grain and fertilizers	539	591	568	659	**2,357**	577	641	552	622	**2,392**
Intermodal	814	863	897	891	**3,465**	850	992	1,018	927	**3,787**
Automotive	197	236	199	198	**830**	211	247	217	183	**858**
Total freight revenues	**3,066**	**3,418**	**3,463**	**3,601**	**13,548**	**3,413**	**3,759**	**3,618**	**3,408**	**14,198**
Other revenues	128	213	225	207	**773**	131	200	212	176	**719**
Total revenues	**3,194**	**3,631**	**3,688**	**3,808**	**14,321**	**3,544**	**3,959**	**3,830**	**3,584**	**14,917**
STATISTICAL OPERATING DATA										
Gross ton miles (GTMs) (millions)	113,040	123,540	123,042	130,792	**490,414**	115,859	127,606	124,410	115,015	**482,890**
Revenue ton miles (RTMs) (millions)	57,185	63,021	61,642	66,535	**248,383**	59,067	64,329	60,849	57,709	**241,954**
Carloads (thousands)	1,408	1,506	1,525	1,537	**5,976**	1,418	1,538	1,531	1,425	**5,912**
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500	**19,500**	19,500	19,500	19,500	19,500	**19,500**
Employees (end of period)	24,812	25,654	26,143	25,720	**25,720**	27,119	27,215	27,290	25,975	**25,975**
Employees (average for the period)	24,467	25,275	25,905	26,047	**25,423**	26,024	27,116	27,269	26,524	**26,733**
KEY OPERATING MEASURES										
Freight revenue per RTM (cents)	5.36	5.42	5.62	5.41	**5.45**	5.78	5.84	5.95	5.91	**5.87**
Freight revenue per carload ($)	2,178	2,270	2,271	2,343	**2,267**	2,407	2,444	2,363	2,392	**2,402**
GTMs per average number of employees (thousands)	4,620	4,888	4,750	5,021	**19,290**	4,452	4,706	4,562	4,336	**18,063**
Operating expenses per GTM (cents)	1.91	1.71	1.78	1.80	**1.80**	2.13	1.78	1.78	2.06	**1.93**
Labor and fringe benefits expense per GTM (cents)	0.63	0.52	0.57	0.60	**0.58**	0.69	0.53	0.56	0.65	**0.61**
Diesel fuel consumed (US gallons in millions)	112.8	113.7	113.4	122.8	**462.7**	117.5	114.9	110.1	108.9	**451.4**
Average fuel price ($/US gallon)	3.16	3.37	3.42	3.35	**3.32**	3.04	3.31	3.05	3.27	**3.17**
GTMs per US gallon of fuel consumed	1,002	1,087	1,085	1,065	**1,060**	986	1,111	1,130	1,056	**1,070**
SAFETY INDICATORS[1]										
Injury frequency rate (per 200,000 person hours)	2.13	1.61	1.65	1.93	**1.83**	2.24	1.77	2.09	1.80	**1.98**
Accident rate (per million train miles)	2.17	2.48	1.90	1.56	**2.02**	2.80	1.41	1.75	1.76	**2.11**

1) Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

CN | 2020 INVESTOR FACT BOOK UPDATE 19

Financials

Non-GAAP Measures

This document makes reference to non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring.

The following table provides a reconciliation of net income and earnings per share, as reported for the periods specified, to the adjusted performance measures presented herein:

Unaudited

($ millions, except per share data)

Year ended December 31	2015	2016	2017	2018	2019
Net income	3,538	3,640	5,484	4,328	**4,216**
Adjustments:					
Operating expenses	–	–	–	27	**115**
Other income	–	(76)	–	(338)	**–**
Income tax expense (recovery)[1]	42	17	(1,706)	39	**(142)**
Adjusted net income	3,580	3,581	3,778	4,056	**4,189**
Basic earnings per share	4.42	4.69	7.28	5.89	**5.85**
Impact of adjustments, per share	0.05	(0.08)	(2.26)	(0.37)	**(0.04)**
Adjusted basic earnings per share	4.47	4.61	5.02	5.52	**5.81**
Diluted earnings per share	4.39	4.67	7.24	5.87	**5.83**
Impact of adjustments, per share	0.05	(0.08)	(2.25)	(0.37)	**(0.03)**
Adjusted diluted earnings per share	4.44	4.59	4.99	5.50	**5.80**

1) The tax effect of adjustments reflects tax law and rate enactments, as well as tax rates in the applicable jurisdiction and the nature of the item for tax purposes.

20 CN | 2020 INVESTOR FACT BOOK UPDATE

The following table provides a reconciliation of operating income and operating ratio, as reported for the periods specified, to the adjusted performance measures presented herein:

Unaudited ($ millions, except percentage) Year ended December 31	2015	2016	2017	2018	2019
Operating income	5,155	5,032	5,243	5,493	**5,593**
Adjustment: Operating expenses	–	–	–	27	**115**
Adjusted operating income	5,155	5,032	5,243	5,520	**5,708**
Operating ratio[1]	59.1%	58.2%	59.8%	61.6%	**62.5%**
Impact of adjustment	–	–	–	(0.1)-pts	**(0.8)-pts**
Adjusted operating ratio	59.1%	58.2%	59.8%	61.5%	**61.7%**

1) Operating ratio is defined as operating expenses as a percentage of revenues.

For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2016, the Company reported adjusted net income of $3,581 million, or $4.59 per diluted share, which excludes a gain on disposal of track leading into Montreal's Central Station, together with the rail fixtures, of $76 million, or $66 million after-tax ($0.09 per diluted share) in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) in the second quarter, resulting from the enactment of a higher provincial corporate income tax rate.

For the year ended December 31, 2017, the Company reported adjusted net income of $3,778 million, or $4.99 per diluted share, which excludes a net deferred income tax recovery of $1,706 million ($2.25 per diluted share or $2.26 per basic share) consisting of the following:

- in the fourth quarter, a deferred income tax recovery of $1,764 million ($2.33 per diluted share or $2.34 per basic share) resulting from the enactment of a lower U.S. federal corporate income tax rate due to the Tax Cuts and Jobs Act and a deferred income tax expense of $50 million ($0.07 per diluted share) resulting from the enactment of higher provincial corporate income tax rates;
- in the third quarter, a deferred income tax expense of $31 million ($0.04 per diluted share) resulting from the enactment of a higher state corporate income tax rate;
- in the second quarter, a deferred income tax recovery of $18 million ($0.02 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate; and
- in the first quarter, a deferred income tax recovery of $5 million ($0.01 per diluted share) resulting from the enactment of a lower provincial corporate income tax rate.

CN | 2020 INVESTOR FACT BOOK UPDATE 21

Financials

Non-GAAP Measures (cont.)

Adjusted performance measures (cont.)

For the year ended December 31, 2018, the Company reported adjusted net income of $4,056 million, or $5.50 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $27 million, or $20 million after-tax ($0.03 per diluted share) in the fourth quarter and gains on disposal of property of $338 million, or $292 million after-tax ($0.40 per diluted share), consisting of the following:

- in the fourth quarter, a gain previously deferred on the 2014 disposal of a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (the "Guelph"), of $79 million, or $70 million after-tax ($0.10 per diluted share);
- in the third quarter, a gain on disposal of property located in Montreal, Quebec (the "Doney and St-Francois Spurs") of $36 million, or $32 million after-tax ($0.04 per diluted share); and
- in the second quarter, a gain on transfer of the Company's finance lease in the passenger rail facilities in Montreal, Quebec, together with its interests in related railway operating agreements (the "Central Station Railway Lease"), of $184 million, or $156 million after-tax ($0.21 per diluted share), and a gain on disposal of land located in Calgary, Alberta, excluding the rail fixtures (the "Calgary Industrial Lead"), of $39 million, or $34 million after-tax ($0.05 per diluted share).

For the year ended December 31, 2019, the Company reported adjusted net income of $4,189 million, or $5.80 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax ($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share or $0.16 per basic share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate;
and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a PTC back office system following the deployment of a replacement system.

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions, if any.

The following table provides a reconciliation of net cash provided by operating activities as reported to free cash flow for the periods specified:

Unaudited
($ millions)

Year ended December 31	2015	2016	2017	2018	2019
Net cash provided by operating activities	5,140	5,202	5,516	5,918	**5,923**
Net cash used in investing activities	(2,767)	(2,682)	(2,738)	(3,404)	**(4,190)**
Net cash provided before financing activities	2,373	2,520	2,778	2,514	**1,733**
Adjustment: Acquisitions, net of cash acquired [1]	–	–	–	–	**259**
Free cash flow	2,373	2,520	2,778	2,514	**1,992**

1) Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See Note 3 – Business combinations in the Company's 2019 Annual Consolidated Financial Statements available on CN's website, www.cn.ca/investors, for additional information.

22 CN | 2020 INVESTOR FACT BOOK UPDATE

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA.

The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

Unaudited

($ millions, unless otherwise indicated)

As at and for the year ended December 31	2015	2016	2017	2018	2019
Debt	10,427	10,937	10,828	12,569	**13,796**
Adjustments:					
Operating lease liabilities, including current portion[1]	607	533	478	579	**501**
Pension plans in deficiency	469	442	455	477	**521**
Adjusted debt	**11,503**	**11,912**	**11,761**	**13,625**	**14,818**
Net income	3,538	3,640	5,484	4,328	**4,216**
Interest expense	439	480	481	489	**538**
Income tax expense (recovery)	1,336	1,287	(395)	1,354	**1,213**
Depreciation and amortization	1,158	1,225	1,281	1,329	**1,562**
EBITDA	**6,471**	**6,632**	**6,851**	**7,500**	**7,529**
Adjustments:					
Other income	(47)	(95)	(12)	(376)	**(53)**
Other components of net periodic benefit income	(111)	(280)	(315)	(302)	**(321)**
Operating lease cost[1]	204	197	191	218	**171**
Adjusted EBITDA	**6,517**	**6,454**	**6,715**	**7,040**	**7,326**
Adjusted debt-to-adjusted EBITDA multiple (times)	**1.77**	**1.85**	**1.75**	**1.94**	**2.02**

1) The Company adopted Accounting Standards Update 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019. The Company now includes operating lease liabilities, as defined by Topic 842, in adjusted debt and excludes operating lease cost, as defined by Topic 842, in adjusted EBITDA. Comparative balances previously referred to as present value of operating lease commitments and operating lease expense have not been adjusted and are now referred to as operating lease liabilities and operating lease cost, respectively. See Note 2 – Recent accounting pronouncements in the Company's 2019 Annual Consolidated Financial Statements available on CN's website, www.cn.ca/investors, for additional information.

CN | 2020 INVESTOR FACT BOOK UPDATE 23

Financials

Non-GAAP Measures (cont.)

Return on invested capital (ROIC) and adjusted ROIC

Management believes ROIC and adjusted ROIC are useful measures of the efficiency in the use of capital funds. The Company calculates ROIC as return divided by average invested capital. Return is defined as net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of total shareholders' equity, long-term debt and current portion of long-term debt less cash and cash equivalents, and restricted cash and cash equivalents, averaged between the beginning and ending balance over a twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's effective tax rate, excluding the tax effect of adjustments used to determine adjusted net income.

The following table provides a reconciliation of net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

Unaudited

($ millions, except percentage)

As at and for the year ended December 31	2015	2016	2017	2018	2019
Net income	3,538	3,640	5,484	4,328	**4,216**
Interest expense	439	480	481	489	**538**
Tax on interest expense [1]	(120)	(125)	(124)	(116)	**(120)**
Return	**3,857**	**3,995**	**5,841**	**4,701**	**4,634**
Average total shareholders' equity	14,210	14,896	15,749	17,149	**17,841**
Average long-term debt	8,407	9,217	9,098	10,067	**11,626**
Average current portion of long-term debt	993	1,466	1,785	1,632	**1,557**
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents	(596)	(674)	(613)	(656)	**(674)**
Average invested capital	**23,014**	**24,905**	**26,019**	**28,192**	**30,350**
ROIC	**16.8%**	**16.0%**	**22.4%**	**16.7%**	**15.3%**
Adjusted net income [2]	3,580	3,581	3,778	4,056	**4,189**
Interest expense	439	480	481	489	**538**
Adjusted tax on interest expense [3]	(116)	(126)	(124)	(120)	**(131)**
Adjusted return	**3,903**	**3,935**	**4,135**	**4,425**	**4,596**
Average invested capital	23,014	24,905	26,019	28,192	**30,350**
Adjusted ROIC	**17.0%**	**15.8%**	**15.9%**	**15.7%**	**15.1%**

1) The effective tax rates from 2015 to 2019 used to calculate the tax on interest expense are 27.4%, 26.1%, 25.8%, 23.8% and 22.3% respectively. Due to the negative effective tax rate reported by the Company in 2017, tax on interest expense for 2017 was calculated using an adjusted effective tax rate.

2) See the section entitled Adjusted performance measures for an explanation of this non-GAAP measure.

3) The adjusted effective tax rates from 2015 to 2019 used to calculated the adjusted tax on interest expense are 26.5%, 26.2%, 25.8%, 24.5% and 24.4% respectively.

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24 CN | 2020 INVESTOR FACT BOOK UPDATE

Shareholder and Investor Information

Transfer agent and registrar

Computershare
Trust Company of Canada

Offices in:
Montreal, QC; Toronto, ON;
Calgary, AB; Vancouver, BC

Telephone: 1-800-564-6253
www.investorcentre.com/service

Co-transfer agent and co-registrar

Computershare Trust Company, N.A.
Attn: Stock Transfer Department

Overnight mail delivery:
250 Royall Street
Canton, MA 02021

Regular mail delivery:
P.O. Box 43078
Providence, RI 02940-3078

Telephone: 303-262-0600
or 1-800-962-4284

Shareholder services

Shareholders with questions concerning their shares should contact:

Computershare
Trust Company of Canada
Shareholder Services
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1

Telephone: 1-800-564-6253
www.computershare.com

Investor relations

Paul Butcher
Vice-President, Investor Relations

Telephone: 514-399-0052
Fax: 514-399-5985

Lauren Benoit
Senior Manager, Investor Relations

Telephone: 514-399-4654
Fax: 514-399-5985

Email: investor.relations@cn.ca

Mailing address

CN Investor Relations
935 de La Gauchetière St. W.
16th Floor
Montreal, QC H3B 2M9

www.cn.ca/investors

For the most up-to-date information, including financial results, regulatory filings, annual reports, company presentations, weekly performance metrics and webcasts and events, please visit:

www.cn.ca/investors


CN
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CN | 2020 INVESTOR FACT BOOK UPDATE 25

STAY CONNECTED WITH CN: Photo by CN employee Tim Stevens. “I’m proud that CN is internationally regarded as one of the best-performing transportation companies. To maintain this enviable position, transformational change is underway within our Company. With our focus on diversifying our talent pool, the introduction of new technologies, and the integration of new companies into our supply chain approach, we are well on our way to achieving our mission of connecting customers with the markets that drive their business success.” JJ RUEST President and CEO PICTURED COVER: Intermodal train, Brule, AB facebook.com/CNrailtwitter.com/CNRailway linkedin.com/company/cnwww.cn.ca